FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
CHANGES TO BOARD COMMITTEE COMPOSITION AND
APPOINTMENT OF SENIOR INDEPENDENT DIRECTOR

HSBC Holdings plc (the 'Company') has today announced that David Nish will succeed Sir Jonathan Symonds to the positions of Senior Independent Director and Chairman of the Group Audit Committee and will become a member of the Group Risk Committee with effect from 18 February 2020.

HSBC's Group Chairman, Mark Tucker, said:

"On behalf of the Board, I would like to thank Jon for his outstanding personal commitment and invaluable contribution to the Board and its Committees particularly in his role leading the Group Audit Committee and excellent guidance provided to me and my fellow Directors through his role as Senior Independent Director and Deputy Chairman.

"I am delighted that David has agreed to take up the Senior Independent Director and Group Audit Committee Chairman roles. He has been a Director of the Company since May 2016 and is a member of the Group Audit Committee and Group Remuneration Committee. His extensive Board experience in financial services, corporate governance and financial reporting place him extremely well to assume these roles. I look forward to working more closely with David in 2020 and beyond."

For and on behalf of the Board

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Gillian James                 +44 (0)20 7992 0516                  gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 65 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,728bn at 30 September 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 January 2020